JG

16022081

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2015 (MM/DD/YY) AND ENDING 07/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant D. Simmons (248) 213-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance LLC, as of July 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEZELLE A. TRELLIS
Notary Public, State of New York
No. 01TR6222706
Qualified in Queens County
Commission Expires June 1, 2018

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- † (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- † (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- † (m) A copy of the SIPC Supplemental Report.
- † (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (O) Exemption Report pursuant to Exchange Act Rule 17a-5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEAR ENDED JULY 31, 2016

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have audited the accompanying statement of financial condition of **Grant Thornton Corporate Finance, LLC** as of July 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of **Grant Thornton Corporate Finance, LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grant Thornton Corporate Finance, LLC** as of July 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information presented by **Grant Thornton Corporate Finance, LLC** as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of **Grant Thornton Corporate Finance, LLC's** financial statements. The Supplemental Information is the responsibility of **Grant Thornton Corporate Finance, LLC's** management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 28, 2016

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	61,540
Prepaid expenses		1,226
TOTAL ASSETS	$	62,766

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	2,500
TOTAL LIABILITIES		2,500
MEMBER'S EQUITY		60,266
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	62,766

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2016

REVENUES:		
Fee income	$	50,000
EXPENSES:		
Bank service charge		72
Selling, general and administrative expenses		130,295
Total Expenses		130,367
NET LOSS	$	(80,367)

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JULY 31, 2016

BALANCE AT AUGUST 1, 2015	$	10,633
Net loss		(80,367)
Contributions from member		180,000
Distributions to member		(50,000)
BALANCE AT JULY 31, 2016	$	60,266

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(80,367)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fee Income paid directly to Parent		(50,000)
Changes in assets and liabilities:		
Prepaid expenses		(1,034)
Accrued expenses		1,950
Total changes in assets and liabilities		916
Net cash used in operating activities		(129,451)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		180,000
Net cash provided by financing activities		180,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		50,549
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		10,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$	61,540
NONCASH FINANCING ACTIVITY		
Distribution of fee income paid directly to Parent	$	(50,000)

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2016

Note 1 - Summary of Significant Accounting Policies

Nature of Operations – Grant Thornton Corporate Finance, LLC (the "Company") was organized on November 30, 2001 and commenced active operations on September 13, 2002. The Company is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Grant Thornton LLP. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses and providing strategic options advice, primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Revenue Recognition – Revenue is recognized when evidence of an agreement exists, services have been rendered and collection is reasonably assured.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years. Currently, no audits for any tax periods are in progress.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2016

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit quality financial institutions. However, a portion of temporary cash investments may exceed insured limits from time to time. The Company is not aware of any concentrations of credit risk as of July 31, 2016.

Subsequent Events - The date to which events occurring after July 31, 2016 have been evaluated for possible adjustment to or disclosure in the financial statements is the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2016, the Company had net capital of $59,040, which was in excess of its requirement of $5,000 by $54,040 and a ratio of aggregate indebtedness to net capital of 0.04 to 1.

Note 3 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the day-to-day operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Distributions to Member - During the year ended July 31, 2016, the Company distributed $50,000 to its sole member, Grant Thornton LLP.

Note 4 - Major Customers

For the year ended July 31, 2016, fee income from one customer amounted to $50,000 which was paid directly to the Parent.

SUPPLEMENTAL INFORMATION

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity at July 31, 2016		$	60,266
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits		-
	Total capital and allowable subordinated liabilities		60,266
Deductions and/or charges:			
A.	Non allowable assets		1,226
Haircuts on securities:			
C.	Trading and investment securities		-
	Net capital	$	59,040

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	2,500
Total aggregate indebtedness	$	2,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $2,500)	$	167
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	54,040
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	53,040
6.	Percentage of aggregate indebtedness to net capital		4.2%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2016

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	59,040
Net audit adjustments		-
Net capital	$	59,040

There are no material differences between the computation of net capital presented in this annual report and the computation of net capital in the Company's unaudited Form X-17A-5, Part II Focus report as of July 31, 2016.

See Report of Independent Registered Public Accounting Firm

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULES II and III - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not handle cash or securities on behalf of customers. The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. As of and for the year ended July 31, 2016, the Company was in compliance with the conditions of the exemption.

See Report of Independent Registered Public Accounting Firm

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4), in which (1) **Grant Thornton Corporate Finance, LLC** identified the following provision of 17 C.F.R. § 15c3-3(k) under which **Grant Thornton Corporate Finance, LLC** claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "Exemption Provision") and (2) **Grant Thornton Corporate Finance, LLC** stated that **Grant Thornton Corporate Finance, LLC** met the identified Exemption Provision throughout the most recent fiscal year without exception. **Grant Thornton Corporate Finance, LLC's** management is responsible for compliance with the Exemption Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Grant Thornton Corporate Finance, LLC's** compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 28, 2016

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

IAPA INTERNATIONAL

Exemption Report Pursuant to

Exchange Act Rule 17a-5(d)(4)

To the best knowledge and belief of Grant Thornton Corporate Finance LLC, ("Registrant") (File No. 8-65264, CRD No. 120129), by its undersigned principal, states that Registrant met the exemption provisions identified in Exchange Act Rule 15c3-3(k)(2)(i) throughout Registrant's most recent fiscal year, without exception.

September 28, 2016

Grant Thornton Corporate Finance LLC

By: ______________________

James Peko
Chief Executive Officer